                                                                  Exhibit (a)(4)

                    [LETTERHEAD OF DONALDSON, LUFKIN & JENRETTE]

                                                              February 19, 1999

Board of Directors
Pinkerton's, Inc.
4330 Park Terrace Drive
Westlake Village, CA 91361

Dear Sirs:

   You have requested our opinion as to the fairness from a financial point of view to the stockholders of Pinkerton's, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of February 19, 1999 (the "Agreement"), by and among the Company, Securitas AB ("Securitas") and Securitas Acquisition Corp., a wholly owned subsidiary of Securitas ("Acquisition Sub").

   Pursuant to the Agreement, Acquisition Sub will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock at a price of $29.00 per share (the "Price Per Share") in cash. Following the Tender Offer, Acquisition Sub will be merged (the "Merger") with and into the Company and as a result of the Merger, all shares of the Company's common stock not tendered in the Tender Offer will be converted into the right to receive the Price Per Share in cash.

   In arriving at our opinion, we have reviewed the draft dated February 18, 1999 of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with the Company's management. Included in the information provided during discussions with the Company's management were certain financial projections of the Company for the period beginning December 26, 1998 and ending December 26, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Company's common stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of our opinion. We did not solicit the interest of any other party in acquiring the Company or any of its assets or securities.

   In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

   Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer, the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's business decision to proceed with the Tender Offer or the Merger or any legal aspect of the transactions contemplated by the Agreement and related agreements. Our opinion does not constitute a recommendation to

Board of Directors
Pinkerton's, Inc.
Page 2                                                        February 19, 1999

any stockholder as to whether such stockholder should tender shares of the Company's common stock in the Tender Offer or how such stockholder should vote on the Merger.

   Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition to serving as your exclusive financial advisor in connection with the transactions contemplated by the Agreement, DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

   Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Price Per Share to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By: /s/ Mark W. Lanigan
                                              ---------------------------------
                                                      Mark W. Lanigan
                                                     Managing Director